Exhibit 99.79

Intermap Presenting at the Planet MicroCap Showcase on April 23, 2025

DENVER, April 15, 2025 — Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced that its Chairman and CEO, Patrick A. Blott, will present at the Planet MicroCap Showcase: VEGAS 2025, in partnership with MicroCapClub on Wednesday, April 23, 2025, at 12:30 pm PT / 3:30 pm ET.

To access Intermap’s Planet MicroCap presentation

Date	Wednesday, April 23, 2025
Time	12:30 pm PT / 3:30 pm ET
Webcast	Watch here

In addition to his presentation, Mr. Blott will host one-on-one investor meetings on Thursday, April 24, 2025, providing an opportunity to discuss the Company’s strategic initiatives and ongoing performance. Interested parties can watch a pre- conference interview with Mr. Blott.

Intermap is executing on its global strategy following its upsized C$12 million bought deal in February. The Company’s multidimensional partnership with Indonesia continues to expand as demand grows from governments and insurers for its proprietary elevation data. In addition, expanding military collaborations are fueling the development of next-generation technologies, for which Intermap will hold exclusive commercial rights. These strategic initiatives underpin the Company’s 2025 revenue guidance of $30 to $35 million—with 70% growth at the low end—and are expected to boost the adjusted EBITDA margin to approximately 28% compared with 23% in 2024.

“We’ve never been in a stronger position to accelerate growth and create long-term value for our shareholders,” Patrick A. Blott, Intermap Chairman and CEO. “I look forward to updating investors at the Planet MicroCap Showcase on the full potential of Intermap.”

If you are unable to attend the live presentation, all Company webcasts will be available on the conference event platform under the Agenda tab.

To book a meeting with Intermap’s Chairman and CEO Patrick Blott

If you would like to book a one-on-one investor meeting with Intermap and to attend the Planet MicroCap Showcase: VEGAS 2025, in partnership with MicroCapClub, please make sure to register.

One-on-one meetings will be scheduled and conducted in person at the conference venue: Paris Hotel & Casino in Las Vegas, NV.

Intermap Reader Advisory

Certain information provided in this news release, including reference to revenue growth, constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Planet MicroCap

Planet MicroCap is a global multimedia financial news, publishing and events company for the MicroCap investing community. We have cultivated an active and engaged audience of folks who are interested in learning about and staying ahead of the curve in the MicroCap space. The Planet MicroCap Showcase: VEGAS 2025 in partnership with MicroCapClub website is available here.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Sean Peasgood

Investor Relations

Sean@SophicCapital.com

+1 (647) 260-9266